UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2012

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    N/A    .

Results of the Annual General Meeting of Shareholders

of KB Financial Group Inc. for Fiscal Year 2011

On March 23, 2012, KB Financial Group Inc. held its annual general meeting of shareholders for fiscal year 2011, and all of the five agenda items listed below were approved and ratified as originally proposed.

•	Agenda:

1)	Approval of financial statements for fiscal year 2011

2)	Amendment of the articles of incorporation

3)	Appointment of directors

4)	Appointment of members of the Audit Committee, who are non-executive directors

5)	Approval of the aggregate remuneration limit for directors

Details of the originally proposed agenda were previously disclosed on March 8, 2012.

Details of Approved Agenda Items

•	Declaration of Dividends

A cash dividend of KRW 720 per common share was declared (total dividend amount: KRW 278,173,218,960).

•	Appointed Directors and Audit Committee members

•	Number of newly or re-appointed non-executive directors: 6

•	Number of newly or re-appointed members of the Audit Committee: 5

•	Total Number of Directors and Audit Committee Members following Appointment

•	Directors: 13 (9 non-executive directors)

•	Members of the Audit Committee, who are non-executive directors: 5

Details regarding newly or re-appointed non-executive directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Kun Ho Hwang (New appointment) (01/23/1951)	Advisor, Korea Financial Investment Association	• Chairman, Korea Financial Investment Association • CEO, Meritz Securities Co., Ltd. • Deputy President, Daewoo Securities Co., Ltd.	• M.A. in Economics, Rutgers University • B.A. in Business Administration, Seoul National University	Republic of Korea	2 years

Kyung Jae Lee (Re-appointment) (01/30/1939)	—	• CEO, Industrial Bank of Korea • CEO, Korea Financial Telecommunications & Clearings Institute • Director and auditor, Bank of Korea	• Ph.D. in Economics, Kookmin University • M.A. in Economics, New York University • B.A. in Economics, Seoul National University	Republic of Korea	1 year

Sang Moon Hahm (Re-appointment) (02/02/1954)	Professor, KDI School of Public Policy and Management	• Dean, KDI School of Public Policy and Management • Senior Research Fellow, Korea Development Institute • Senior Research Fellow, Korea Institute of Finance	• Ph.D. in Economics, University of Chicago • M.A. in Economics, University of Chicago • B.A. in Economics and Mathematics, Georgetown University	Republic of Korea	1 year

Seung Hee Koh (Re-appointment) (06/26/1955)	Professor, Sookmyung Women’s University	• Advisor, Fair Trade Commission of Korea • Chairman of Finance Accounting Dept., Korea Accounting Association • Director, Korea Accounting Association	• Ph.D. in Business Administration, University of Oklahoma • M.B.A., Indiana University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Young Nam Lee (Re-appointment) (09/03/1957)	CEO, EZ Digital Co., Ltd.	• Chairman, Korea Venture Business Women’s Association • Vice Chairman, Korea Venture Business Women’s Association • CEO, Seohyun Electronics Co., Ltd.	• Course of Business Administration, KAIST • Business School, Ajou University • Dong Busan University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Jae Mok Cho (Re-appointment) (01/05/1961)	CEO, ACE Research Center	• Research Advisor, Seoul City Government • Adjunct Professor, Graduate School of Journalism, Hanyang University • Vice Chairman, Korean Association for Advertising and Public Relations	• Ph.D., M.A. and B.A. in Psychology, Keimyung University	Republic of Korea	1 year

Details regarding newly or re-appointed members of the Audit Committee, who are non-executive directors

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Kun Ho Hwang (New appointment) (01/23/1951)	Advisor, Korea Financial Investment Association	• Chairman, Korea Financial Investment Association • CEO, Meritz Securities Co., Ltd. • Deputy President, Daewoo Securities Co., Ltd.	• M.A. in Economics, Rutgers University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Young Jin Kim (New appointment) (12/11/1949)	Professor, Seoul National University	• Outside director, Samsung Asset Management • Director, Korea Stock Exchange • President, Korean Finance Association	• D.B.A. in Finance, Graduate School of Business, Indiana University • M.B.A., Columbia University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

Young Nam Lee (New appointment) (09/03/1957)	CEO, EZ Digital Co., Ltd.	• Chairman, Korea Venture Business Women’s Association • Vice Chairman, Korea Venture Business Women’s Association • CEO, Seohyun Electronics Co., Ltd.	• Course of Business Administration, KAIST • Business School, Ajou University • Dong Busan University	Republic of Korea	1 year

Name (Date of Birth)	Current Position	Career	Education	Nationality	Term of Office

Jae Wook Bae (Re-appointment) (03/30/1945)	Lawyer, Baejaewook Legal Office

•        Presidential Secretary for Audit and Inspection

•        Director, Central Investigation Division 4 of Supreme Prosecutors’ Office

•        Information Service of Supreme Prosecutors’ Office

•        Chief prosecutor, Geochang Branch of Changwon District Prosecutors’ Office

			• M.A. in Comparative Law, University of Michigan • B.A. in Law, Seoul National University	Republic of Korea	1 year

Jong Cheon Lee (Re-appointment) (02/03/1951)	Professor, Soongsil University	• Chairman, Korean Accounting Association • Non-Standing Director, Korea Gas Corporation • Member of Advisory Committee, Ministry of Finance and Economy	• Ph.D. in Accounting, University of Illinois • M.A. in Business Administration, Seoul National University • B.A. in Business Administration, Seoul National University	Republic of Korea	1 year

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 23, 2012	By: /s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO